UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      September 15, 2006


Mr. Kevin Epps
Chief Executive Officer
c/o Camlex Management (Nevada) Inc.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

      Re:	Centrus Ventures Inc.
      Registration Statement on Form SB-2
      	Filed August 17, 2006
      	File No. 333-136707

Dear Mr. Epps:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update your financial statements, as indicated in Rule
3-
10(g) of Regulation S-B.
2. Please provide a currently dated consent from the independent accountants in the next amendment.
3. We note your risk factor disclosure on page 8 that indicates your accountants believe there is substantial doubt about your ability to continue as a going concern. Please explain why this matter has not been addressed in the audit opinion included in the filing as well as in the notes to the financial statements.

Cover page of Prospectus, page 1
4. We note your disclosure that you will apply for listing on the OTCBB. Given that only market makers may apply to quote securities on the OTCBB, please revise this disclosure. Instead, please disclose explicitly throughout the prospectus that your securities will sell at $0.06 per share until such time that they are quoted on the OTCBB, at which time they will sell at market prices.

Glossary of Technical Geological Terms, page 5
5. Item 503 of Regulation S-B requires that the Risk Factors discussion follow the Summary section. Please move the Glossary to the back of the Prospectus. In addition, please delete from the Glossary any terms that are not used in the prospectus.

Risk Factors

Risks Related to the Ownership of Our Stock

"Because our sole executive officer, Kevin B. Epps, owns 68.1% of our outstanding common stock...," page 10
6. We note your disclosure in this risk factor. Please add another risk factor that discusses the risk to the company from a corporate governance perspective in having only one officer and director. For example discuss the risks to the company in regard to the approval of the compensation of the executive officer, the oversight of the accounting function, and the segregation of duties.

Dilution, page 13
7. We note your disclosure in this section. However, we note that Mr. Epps paid $0.01 per share for the commons stock he bought in January 2006. Accordingly, please provide the information required by paragraphs (a) and (b) of Item 506 of Regulation S-B.




Directors, Executive Officers, Promoters and Control Persons

General, page 17
8. In the paragraph that provides Mr. Epp`s employment history, please provide the month and year for his start with Titan Sports Management and the month and year in which he began and ended playing professional hockey.
9. In regard to the consulting agreement that you have with Mr. Epp, please file a summary of its terms as an exhibit. Please refer to
Item 601(b)(10)(ii)(A) of Regulation S-B.

Compensation, page 17
10. We note your disclosure that indicates the Company has a verbal agreement with its outside auditors to perform requested accounting functions. Please clarify for us the nature of these services and the name of the firm that is a party to this agreement. Please refer to Rule 2.01 of Regulation S-X and confirm to us if true, that the Report of Independent Registered Public Accounting Firm included in your filing is that of an independent firm. Additionally, provide an analysis from the accounting firm which explains the exact nature of the services performed and address in detail why each of the services does not result in their independence being impaired.

Management`s Discussion and Analysis or Plan of Operation

Cash Requirements, page 26
11. Please clarify your disclosure that indicates your total expenditures over the next twelve months are anticipated to be approximately $24,000 "including" the remaining estimated costs of this offering of $18,026.
12. Please reconcile for us the company`s disclosures regarding cash
requirements. We note elsewhere in your document that the company expects to pay from existing cash holdings, the anticipated $42,500 of exploration costs.  In addition, your disclosures indicate
$24,000
worth of anticipated operating expenditures and an additional
$18,026
of offering costs. Please clarify to us and in your document if the cash on hand as of the date of the prospectus will be sufficient to cover all costs you discuss. We note that you have approximately $77,000 cash on hand.


Critical Accounting Policies

Mineral Property Acquisition Payments and Exploration Costs, page
28
13. We note your policy disclosure that indicates you intend to capitalize exploration and development costs incurred subsequent to the establishment of proven and probable reserves. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred. Please revise accordingly.

Exploration Expenditures, page 28
14. Please modify your disclosure to indicate if true that a production decision is based on a final feasibility study being complete.

Description of Property, page 29
15. We note your statement that your Royal Blue Claim is in good standing to September 1, 2006. Please update the standing of this claim.

Undertakings, page 41
16. Please provide the undertakings required by Item 512 (a)(4) and
(g) of Regulation S-B.

Engineering Comments

Experts, page 21
17. Please disclose the name of your geologic consultant in this section, and reference his written consent attached as an appendix.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Roger Baer at 202-551-3705 if you any questions in regard to the engineering comment. You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at
(202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3685 with any other questions.

      Sincerely,



      Tangela Richter
      Branch Chief


  cc:	Stephen O`Neill, Esq. (by facsimile)
      Jill Davis
      Kevin Stertzel
      Roger Baer
      Donna Levy



Mr. Kevin Epps
Centrus Ventures Inc.
Page 6